Filed by FCNB Corp
                                                  Pursuant to Rule 425 under the
                             Securities Act of 1933 Commission File No.: 0-15645
                                                      Subject Company: FCNB Corp

                                Setting the pace
                        [customer/employee photo omitted]

                                    FCNB Corp

                                      Third
                                 Quarter Report
                                      2000

[A. Patrick Linton - photo omitted]

To Our Shareholders:

FCNB Corp's third quarter earnings of $4.17 million, or $0.35 per basic share, yielded a 24.2% increase over results for the same period last year. For the first nine months of the year, earnings of $11.21 million, or $0.94 per basic share, increased 12.7% year-over-year. Our return on average equity improved to 17.2% in the first nine months of 2000 from 13.9% last year. At the end of the quarter, our total assets stood at $1.61 billion, and marked a 9.8% year-over-year increase. Earnings and asset growth were accented by continued solid loan growth in the third quarter. Results were also bolstered by gains in noninterest income, led by insurance revenues that grew by nearly 12% for the first nine months. Noninterest income represents 28% of net revenues, a measure significantly better than that for our peer group of comparable banks. Additionally, the Board of Directors declared a quarterly cash dividend of $0.16 per share.

The most significant event in the third quarter was the July announcement of FCNB Corp's agreement to merge with BB&T Corporation, based in Winston-Salem, North Carolina. Subject to shareholder approval at a meeting of shareholders and other conditions, FCNB Corp shareholders will receive 0.725 shares of BB&T common stock for every one share of FCNB common stock owned, in a tax-free exchange. The actual dollar value of the shares you will receive fluctuates daily with BB&T's stock price. What will not change is the number of BB&T shares you will receive for each share of FCNB Corp stock you own. Until the merger is completed, FCNB common stock will continue to trade on the NASDAQ National Market under the symbol "FCNB." After completion of the merger, your investment will then be in BB&T common stock. To determine the value of your investment on any given day, assuming completion of the merger, find BB&T's stock price (the stock trades on the New York Stock Exchange under the ticker symbol "BBT") and multiply it by 0.725. The result will give you the equivalent value as of that day of one share of FCNB stock after the merger is completed. We anticipate holding a special shareholders' meeting to consider this merger in mid-December, and merger closing is expected in January 2001.

We believe BB&T, which has $55 billion in assets and operates over 800 banking offices in the Mid-Atlantic and Southeast, is a high-quality institution. We anticipate a smooth transition, and FCNB Bank customers will soon be introduced to BB&T's strong branch-based sales culture and new products and services such as capital markets access, expanded cash management, leasing, and international banking.

We chose to partner with BB&T based on their firm commitment to community banking and delivering superior customer service and products. BB&T's community banking strategy allows local bankers to make their own decisions. Currently, BB&T has 22 autonomous regions, each with its own president. After completion of the merger, our headquarters will remain a regional office of BB&T, and I will serve our customers as the Regional President for BB&T's new Frederick region.

Sincerely,
/s/ A. Patrick Linton
President & CEO

FCNB URGES SHAREHOLDERS AND INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE SENT TO SHAREHOLDERS IN CONNECTION WITH THE SPECIAL MEETING AFTER IT IS FINALIZED, AND WHICH WILL BE FILED WITH THE SEC BY BB&T IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, FCNB, THE MERGER, AND RELATED MATTERS. THE FINAL PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, WHICH WILL BE INCLUDED IN BB&T'S REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED BY FCNB OR BB&T IN CONNECTION WITH THE MERGER, WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEB SITE (http://www.sec.gov) AND FROM FCNB AND BB&T AS FOLLOWS:

SHAREHOLDER RELATIONS                                SHAREHOLDER RELATIONS
FCNB CORP                                            BB&T CORPORATION
7200 FCNB COURT                                      POST OFFICE BOX 1290
FREDERICK, MD 21703                                  WINSTON-SALEM, NC 27102
(301) 662-2191                                       (336) 733-3021

FCNB CORP AND ITS DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SHAREHOLDERS IN FAVOR OF THE MERGER. COLLECTIVELY, FCNB'S DIRECTORS AND EXECUTIVE OFFICERS OWN APPROXIMATELY 13% OF THE OUTSTANDING SHARES OF FCNB COMMON STOCK AS OF JULY 31, 2000. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PERSONS IN THE MERGER, AS SHAREHOLDERS AND OTHERWISE, CAN BE OBTAINED FROM THE FINAL PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND FROM FCNB'S PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS HELD ON APRIL 18, 2000.

Board of Directors

George B. Callan                     Gail T. Guyton
President                            Vice Chairman of the Board*
Associates in Management             Chairman
                                     Morgan-Keller, Inc.
Miles M. Circo
General Manager                      Frank L. Hewitt, III
Patapsco Designs, Inc.               President
                                     Frank L. Hewitt Company
Shirley D. Collier
President                            A. Patrick Linton
Paragon Computer Services, Inc.      President & Chief Executive Officer*

Clyde C. Crum                        Jacob R. Ramsburg, Jr.
Chairman of the Board*               Retired
Dairy Farmer
                                     Kenneth W. Rice
James S. Grimes                      President
President                            Donald B. Rice Tire Co., Inc.
James S. Grimes, Inc.

Bernard L. Grove, Jr.                Rand D. Weinberg
Advisor, Genstar                     Attorney-at-Law & Partner
                                     Weinberg & Weinberg

DeWalt J. Willard, Jr.              Catonsville Office
President                           919 Frederick Road
Ideal Buick-GMC                     Catonsville, MD 21228

Nevin S. Baker                      Columbia Office
Chairman Emeritus                   5585 Twin Knolls Road
                                    Columbia, MD 21045
Ramona C. Remsberg
Director Emeriti                    Damascus Office
                                    9815 Main Street
*        Titles are for both        Damascus, MD 20872
FCNB Corp & FCNB Bank
                                    East Frederick Office
FCNB Corp Officers                  1303 East Patrick Street
                                    Frederick, MD 21701
Chairman of the Board
Clyde C. Crum                       Eldersburg Office
                                    6229 Sykesville Road
Vice Chairman of the Board          Eldersburg, MD 21784
Gail T. Guyton
                                    Elkridge Office
President & Chief Executive Officer 7290 Montgomery Road
A. Patrick Linton                   Elkridge, MD 21075

Executive Vice President            Englar Road Office
Martin S. Lapera                    Route 140 & Englar Road
                                    Westminster, MD 21157
Senior Vice President & Treasurer
Mark A. Severson, CPA               40 West Offices
                                    1370 West Patrick Street
Senior Vice President               Frederick, MD 21702
Charles E. Weller
                                    Farragut Square Office
Vice President & Secretary          815 Connecticut Avenue, NW
Helen G. Hahn                       Washington, DC 20006

Vice President                      Fox Chapel Office
Fern W. Mercer                      19801 Frederick Road
                                    Germantown, MD 20876
Comptroller & Assistant Treasurer
William R. Talley, Jr., CPA         Friendship Heights Office
                                    5200 Wisconsin Avenue, NW
Auditor                             Washington, DC 20015
Jay M. House
                                    FSK Mall Walk-Up
Corporate                           5500 Buckeystown Pike
Headquarters                        Frederick, MD 21703
7200 FCNB Court
Frederick, MD 21703                 Glen Burnie Office
(301 or 800) 662-2191               7381 Baltimore-Annapolis Boulevard
                                    Glen Burnie, MD 21061
FCNB Bank
Locations                           Green Valley Office
Brunswick Office                    11801 Fingerboard Road
94 Souder Road                      Monrovia, MD 21770
Brunswick, MD 21716

Headquarters Office            Silver Spring Office
7200 FCNB Court                8121 Georgia Avenue
Frederick, MD 21703            Silver Spring, MD 20910

Kentlands Office               Square Corner Office
265 Kentlands Boulevard        1 North Market Street
Gaithersburg, MD 20878         Frederick, MD 21701

Laurel Office                  Tysons Corner Office
380 Main Street                2230 Gallows Road
Laurel, MD 20707               Dunn Loring, VA 22027

Middletown Office              Walkersville Office
819 East Main Street           100 Commerce Drive
Middletown, MD 21769           Walkersville, MD 21793

Mt. Airy Office                FCNB Mortgage
400 Ridgeville Boulevard       Frederick Office
Mt. Airy, MD 21771             9 North Market Street
                               Frederick, MD 21701
Odenton Office
1219 Annapolis Road
Odenton, MD 21113              Administrative Offices

Pikesville Office              7200 FCNB Court
1777 Reisterstown Road         Frederick, MD 21703
Pikesville, MD 21208
                               1 North Market Street
Poolesville Office             Frederick, MD 21701
19645 Fisher Avenue
Poolesville, MD 20837          6810 Deerpath Road
                               Suite #325
Reisterstown Office            Elkridge, MD 21075
11702 Reisterstown Road
Reisterstown, MD 21136         One Church Street
                               Rockville, MD 20850
Rockville Office
One Church Street              Winchester Exchange Bldg.
Rockville, MD 20850            15 East Main Street
                               Westminster, MD 21157
Rose Hill Office
1562 Opossumtown Pike          Remote ATM Locations
Frederick, MD 21702
                               Military Road & 7th Street
Rosemont Office                Frederick, MD 21702
1602 Rosemont Avenue
Frederick, MD 21702            7402 Shockley Drive
                               Frederick, MD 21704
Route 85 Office
5602 Buckeystown Pike          6590 Old Waterloo Road
Frederick, MD 21704            Elkridge, MD 21075

7th Street Office              Frederick
1305 West 7th Street           Underwriters, Inc.
Frederick, MD 21702            1201 East Street
                               Frederick, MD 21701
                               (301) 662-1147

50 Souder Road
Brunswick, MD 21716

Carroll County Insurance
125 Airport Drive, #20
Westminster, MD 21157

Customer Service
(301 or 800) 662-2191

24-Hour
Telephone Banking
(301) 631-0102

TDD Phone
Assistance for Hearing Impaired
(301 or 888) 698-6127

Internet
www.fcnbbank.com

Member:
Federal Deposit Insurance Corporation
Federal Reserve System

FCNB Corp and Subsidiary
FINANCIAL HIGHLIGHTS



                                                   Three Months Ended                            Nine Months Ended
                                                      September 30,                                September 30,
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)          2000              1999   % Change         2000           1999    % Change
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                              $4,155              $598    594.82%      $11,168         $6,969      60.25%
Net income before merger-related expenses                4,168             3,355     24.23%       11,207          9,943      12.71%
Per share data (1):
  Basic earnings                                         $0.35             $0.06    483.33%        $0.94          $0.60      56.67%
  Diluted earnings                                        0.35              0.05    600.00%         0.93           0.58      60.34%
  Basic earnings before merger-related expenses           0.35              0.28     25.00%         0.94           0.85      10.59%
  Diluted earnings before merger-related expenses         0.35              0.28     25.00%         0.94           0.83      13.25%
  Cash dividends declared                                0.160             0.139     15.11%        0.480          0.438       9.59%
  Shares outstanding at period-end                                                            11,924,214     11,903,657
  Weighted-average shares outstanding:
     Basic                                          11,924,443        11,752,285              11,924,492     11,655,706
     Diluted                                        11,981,393        11,937,239              11,960,604     11,915,845
Return on average assets                                 1.05%             0.17%                   0.97%          0.66%
Return on average assets
    before merger-related expenses                       1.05%             0.95%                   0.97%          0.94%
Return on average shareholders' equity                  18.56%             2.68%                  17.11%          9.77%
Return on average shareholders' equity
    before merger-related expenses                      18.62%            15.02%                  17.17%         13.94%
Net interest margin                                      3.44%             3.63%                   3.53%          3.78%
-----------------------------------------------------------------------------------------------------------------------------------

                                              September 30,
---------------------------------------------------------------------------------
                                                   2000           1999   % Change
---------------------------------------------------------------------------------
Third quarter end:
  Total assets                               $1,606,868     $1,463,251      9.81%
  Loans, net of unearned income                 997,229        874,475     14.04%
  Investment securities                         448,069        438,019      2.29%
  Deposits                                    1,078,950      1,003,803      7.49%
  Shareholders' equity                           94,098         91,419      2.93%
---------------------------------------------------------------------------------

Capital & credit quality ratios
  Average equity to average assets                5.65%          6.73%
  Allowance for credit losses to loans            0.92%          1.10%

------------------------------------------------------------------------------------------------------------------------------------

Common stock data - per share:
------------------------------------------------------------------------------------------------------------------------------------
                                                          2000                                   1999
------------------------------------------------------------------------------------------------------------------------------------
                                                     3              2          1          4           3           2           1
  Market value:
    High                                        $21.56         $18.06     $17.94     $20.00      $21.88      $22.44      $22.50
    Low                                          15.25          12.19      13.00      14.50       17.63       18.50       18.88
    Close                                        21.19          18.06      14.44      15.25       18.59       21.88       19.13
  Book value at period-end                        7.89           7.45       7.36       7.53        7.68        8.18        8.50
  Dividends declared (1)                         0.160          0.160      0.160      0.160       0.139       0.152       0.147



(1) First Frederick Financial Corporation did not declare a dividend in the third quarter of 1999, therefore, there is a decrease in the dividends declared.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (UNAUDITED)



(Dollars in thousands)
                                                                                    SEPTEMBER 30,                      DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                        2000                1999                       1999
------------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                    $32,910             $32,601                      $39,323
Interest-bearing deposits in other banks                                       740               4,045                       28,737
Federal funds sold                                                          36,264              26,042                        8,317
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents                                            69,914              62,688                       76,377
------------------------------------------------------------------------------------------------------------------------------------
Loans held for sale                                                            704               3,159                          878
------------------------------------------------------------------------------------------------------------------------------------
Investment securities held to maturity                                      18,376              21,768                       21,263
------------------------------------------------------------------------------------------------------------------------------------
Investment securities available for sale-at fair value                     429,693             416,251                      420,879
------------------------------------------------------------------------------------------------------------------------------------
Loans - net of unearned income                                             997,229             874,475                      903,072
Less: Allowance for credit losses                                           (9,178)             (9,648)                     (10,043)
------------------------------------------------------------------------------------------------------------------------------------
       Net loans                                                           988,051             864,827                      893,029
------------------------------------------------------------------------------------------------------------------------------------
Bank premises and equipment                                                 25,244              25,975                       25,543
------------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                74,886              68,583                       67,827
------------------------------------------------------------------------------------------------------------------------------------
       Total assets                                                     $1,606,868          $1,463,251                   $1,505,796
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Deposits:
  Noninterest-bearing deposits                                            $179,602            $158,069                     $163,581
  Interest-bearing deposits                                                899,348             845,734                      865,278
------------------------------------------------------------------------------------------------------------------------------------
       Total deposits                                                    1,078,950           1,003,803                    1,028,859
Short-term borrowings:
   Federal funds purchased and securities sold under
    agreements to repurchase                                                67,814              60,958                       59,995
  Other short-term borrowings                                              310,507             252,270                      269,268
Long term debt:
  Guaranteed preferred beneficial interests in the
    Company's subordinated debentures                                       40,250              40,250                       40,250
Accrued interest and other liabilities                                      15,249              14,551                       17,659
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                 1,512,770           1,371,832                    1,416,031
------------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common stock                                                                11,924              11,904                       11,924
Capital surplus                                                             54,416              52,064                       54,316
Retained earnings                                                           38,004              33,011                       32,581
Accumulated other comprehensive income                                     (10,246)             (5,560)                      (9,056)
------------------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                           94,098              91,419                       89,765
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity                       $1,606,868          $1,463,251                   $1,505,796
------------------------------------------------------------------------------------------------------------------------------------


FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME  (UNAUDITED)


(Dollars in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                                             For 3 months ended                    For 9 months ended
                                                                September 30,                         September 30,
                                                                    2000                 1999              2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Interest income:
  Interest and fees on loans                                        $22,338             $18,898           $63,121         $55,329
  Interest and dividends on investment securities:
    Taxable                                                           6,996               6,288            20,573          19,005
    Tax exempt                                                          130                 131               390             421
    Dividends                                                           467                 378             1,331           1,145
  Interest on federal funds sold                                        267                 299               870             647
  Other interest income                                                  10                  42               124             131
------------------------------------------------------------------------------------------------------------------------------------
    Total interest income                                            30,208              26,036            86,409          76,678
------------------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Interest on deposits                                               10,763               8,686            29,934          25,187
  Interest on federal funds purchased and
    securities sold under agreements to repurchase                    1,075                 892             2,832           2,301
  Interest on other short-term borrowings                             4,873               3,284            13,140           9,650
  Interest on long term debt                                            844                 844             2,533           2,533
------------------------------------------------------------------------------------------------------------------------------------
    Total interest expense                                           17,555              13,706            48,439          39,671
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                  12,653              12,330            37,970          37,007
------------------------------------------------------------------------------------------------------------------------------------
Provision for credit losses:
  Operating activities                                                  450                 390             1,400           1,278
  Merger-related                                                          -               2,900                 -           2,900
------------------------------------------------------------------------------------------------------------------------------------
    Total provision for credit losses                                   450               3,290             1,400           4,178
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for credit losses                12,203               9,040            36,570          32,829
------------------------------------------------------------------------------------------------------------------------------------
Noninterest income:
  Service fees                                                        1,546               1,369             4,482           3,971
  Insurance commissions                                               1,727               1,564             4,977           4,457
  Net securities gains                                                  523                 159               855             805
  Gain on sale of loans                                                  39                 343               132             832
  Income from bank-owned life insurance                                 413                 393             1,206           1,164
  Other operating income                                              1,151               1,079             3,243           2,823
------------------------------------------------------------------------------------------------------------------------------------
    Total noninterest income                                          5,399               4,907            14,895          14,052
------------------------------------------------------------------------------------------------------------------------------------
Noninterest expenses:
  Salaries and employee benefits                                      6,387               6,405            19,643          19,246
  Occupancy expenses                                                  1,456               1,523             4,234           4,348
  Equipment expenses                                                  1,047                 985             3,182           3,002
  Merger-related expenses                                                21               1,516                64           1,688
  Other operating expenses                                            2,605               2,860             7,980           8,371
------------------------------------------------------------------------------------------------------------------------------------
    Total noninterest expenses                                       11,516              13,289            35,103          36,655
------------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                              6,086                 658            16,362          10,226
Provision for income taxes                                            1,931                  60             5,194           3,257
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $4,155                $598           $11,168          $6,969
------------------------------------------------------------------------------------------------------------------------------------
Net income - before merger-related expenses                          $4,168              $3,355           $11,207          $9,943
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                              $0.35               $0.06             $0.94           $0.60
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                            $0.35               $0.05             $0.93           $0.58
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share - before merger related expenses             $0.35               $0.28             $0.94           $0.85
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share - before merger related expenses           $0.35               $0.28             $0.94           $0.83
------------------------------------------------------------------------------------------------------------------------------------
Basic weighted average number of shares outstanding              11,924,443          11,752,285        11,924,492      11,655,706
------------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average number of shares outstanding            11,981,393          11,937,239        11,960,604      11,915,845
------------------------------------------------------------------------------------------------------------------------------------